CODE OF ETHICS
                FOR CHIEF EXECUTIVE AND SENIOR FINANCIAL OFFICERS

Marsh & McLennan Companies, Inc., including its operating companies, ("MMC" or the "Company") is committed to conducting its business in accordance with applicable laws, rules and regulations, to the highest standards of business ethics and with full and accurate financial disclosure. This Code of Ethics for Chief Executive and Senior Financial Officers ("Code of Ethics"), applicable to the Company's Chief Executive Officer, Chief Financial Officer and Controller (together, "Senior Officers"), sets forth specific policies as a guide in the performance of their duties.

Senior Officers of MMC must not only comply with applicable laws, rules and regulations, they also have a responsibility to conduct themselves in an honest and ethical manner. They have leadership responsibilities that include creating a culture of high ethical standards and commitment to compliance, and maintaining a work environment that deters wrongdoing, encourages employees to raise concerns, and promptly addresses employee compliance concerns.

All MMC employees are subject to MMC's General Business Conduct Guidelines, which set forth the fundamental principles and key policies and procedures that govern the conduct of all of us in our business. In addition, Senior Officers are bound by the requirements and standards set forth in this Code of Ethics.

COMPLIANCE WITH LAWS, RULES AND REGULATIONS

Senior Officers are required to comply with all applicable laws, rules and regulations governing the conduct of our business and to report any suspected violations to the General Counsel.

CONFLICTS OF INTEREST

A conflict of interest occurs when a Senior Officer's private interests interfere in any way, with the interests of the Company as a whole. Senior Officers should conduct the Company's business in an honest and ethical manner, which includes the ethical handling of actual or apparent conflicts of interest between personal and professional relationships.

Before making any investment, accepting any position or benefits, participating in any transaction or business arrangement or otherwise acting in a manner that creates or appears to create a conflict of interest, Senior Officers must make full disclosure to the General Counsel and obtain prior approval from the General Counsel or the Audit Committee of the Board of Directors.

DISCLOSURES

As a public company, MMC is required to file various periodic and other reports with the

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Securities and Exchange  Commission  ("SEC"). It is Company policy to make full, fair, accurate, timely and understandable disclosure in compliance with all applicable laws and regulations in all reports and documents that the Company files with, or submits to, the SEC and in all other public communications made by the Company. Senior Officers are required to promote compliance with this policy in their area of responsibility and amongst their colleagues and to abide by all Company standards, policies and procedures designed to promote compliance with this policy.

COMPLIANCE WITH THE CODE

Should a Senior Officer have questions about this Code of Ethics, they should seek guidance from the General Counsel or the Head of MMC Compliance. If a Senior Officer knows of or suspects a violation of applicable laws or regulations or the Code of Ethics, they must immediately report that information to the General Counsel or the Head of MMC Compliance. NO ONE WILL BE SUBJECT TO RETALIATION BECAUSE OF A GOOD FAITH REPORT OF A SUSPECTED VIOLATION.

Violations of this Code of Ethics may result in disciplinary action, up to and including discharge.

WAIVERS OF THE CODE

Should a Senior Officer wish to seek a waiver of the Code of Ethics they must make full disclosure of their particular circumstances to the General Counsel. Only the Audit Committee of the Board of Directors may grant waivers of the Code. Changes in and waivers of this Code of Ethics will be disclosed as required under applicable laws and regulations.

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